Exhibit 16.1

May 10, 2006

Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

RE: O2Diesel Corporation
We have read Item 4.01 of the Form 8-K/A dated May 10, 2006, of O2Diesel Corporation and are in agreement with the statements contained in the first, second and third paragraphs on page 2, therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,
/s/ Ernst & Young